UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42482

DECENT HOLDING INC.

4th Floor & 5th Floor North Zone, Dingxin Building

No. 106 Aokema Avenue,

Laishan District, Yantai, Shandong Province

People’s Republic of China 264003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On October 2, 2026, Decent Holding Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with a certain investor (the “Purchaser”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Offering”), (i) 177,000 Class A ordinary shares of the Company, par value $0.0025 per share (the “Class A Ordinary Shares”, or the “Shares”), and (ii) pre-funded warrants to purchase up to 645,828 Class A Ordinary Shares (the “Pre-Funded Warrants”). The purchase price was $1.50 per Share and accompanying PIPE Warrant (as defined below), or $1.4999 per Pre-Funded Warrant and accompanying PIPE Warrant. The Purchase Agreement provides for an aggregate subscription amount of up to $1,234,242, before deducting the remaining exercise price of any Pre-Funded Warrants.

In a concurrent private placement (the “Private Placement” and, together with the Registered Offering, the “Offering”), and pursuant to the terms of the Purchase Agreement, the Company agreed to issue to the Purchaser unregistered warrants to purchase up to 822,828 Class A Ordinary Shares (the “PIPE Warrants”, and together with the Pre-Funded Warrants, the “Warrants”). The Purchaser’s PIPE Warrants cover a number of Class A Ordinary Shares equal to 100% of the Shares and the Class A Ordinary Shares underlying the Pre-Funded Warrants purchased by such Purchaser.

The Offering is expected to close on or about October 5, 2026. The Company received $1,234,242 in gross proceeds from the Offering, before deducting placement agent fees and estimated offering expenses and excluding any proceeds from the exercise of the Warrants. The Company intends to use the net proceeds from the Offering for working capital purposes.

Each Pre-Funded Warrant represents the right to purchase one Class A Ordinary Share at a remaining exercise price of $0.0025 per share, subject to adjustment. The Pre-Funded Warrants are exercisable immediately and expire when exercised in full. Exercise is subject to a beneficial ownership limitation of 4.99% (or, at the election of the holder, 9.99%), as provided in the applicable warrant. As of the date of this Report, none of the Pre-Funded Warrants have been exercised.

The PIPE Warrants are exercisable immediately at an initial exercise price of $1.50 per share, subject to adjustment, and have a term of one and a half years. The PIPE Warrants may be exercised on a cashless basis if there is no effective registration statement covering the resale of the underlying Class A Ordinary Shares or the prospectus contained therein is unavailable for such resale. Exercise is subject to the beneficial ownership limitations specified in the PIPE Warrants. The PIPE Warrants provide for adjustments for share splits, share dividends and similar events and for a reduction of the exercise price to the applicable lower issuance price upon certain subsequent dilutive issuances, subject to specified exceptions. They also provide certain rights upon a fundamental transaction, including, in specified circumstances involving a change of control, the holder’s right to require the Company or a successor entity to purchase the remaining unexercised portion of the warrant at its Black-Scholes value, on the terms set forth in the PIPE Warrants.

The Shares, the Pre-Funded Warrants and the Class A Ordinary Shares underlying the Pre-Funded Warrants were offered pursuant to the Company’s registration statement on Form F-3 (File No. 333-295313), as amended (the “Registration Statement”), which became effective on May 7, 2026, and a prospectus supplement dated October 2, 2026. The PIPE Warrants and the Class A Ordinary Shares underlying the PIPE Warrants were not registered under the Registration Statement and were offered in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder. Such unregistered securities may not be offered or sold absent an effective registration statement or an applicable exemption from registration under the Securities Act and applicable state securities laws.

The Purchase Agreement contains customary representations, warranties, closing conditions, indemnification obligations and termination provisions. Subject to specified exceptions, the Company also agreed to restrictions on subsequent issuances and certain registration statement filings through the 45th calendar day following the closing, and on variable rate transactions through the 91st calendar day following the closing. The Purchaser has a right to participate in up to 30% of certain subsequent financings through the first anniversary of the closing, subject to the terms and exceptions in the Purchase Agreement.

Registration Rights Agreement

In connection with the Private Placement, the Company entered into a registration rights agreement dated October 2, 2026 (the “Registration Rights Agreement”) with the Purchaser, pursuant to which the Company agreed to register the resale of the Class A Ordinary Shares underlying the PIPE Warrants and other registrable securities specified therein. The Company is required to file an initial resale registration statement on Form F-3, or another appropriate form if Form F-3 is unavailable, as soon as practicable and no later than the 45th calendar day after the closing. The initial registration statement must cover at least 100% of the maximum number of warrant shares required to be registered under the Registration Rights Agreement, without regard to exercise limitations and subject to the adjustments and SEC cutback provisions specified therein.

The Company agreed to use its best efforts to obtain effectiveness of the initial resale registration statement as soon as practicable and no later than the earlier of (i) the 60th calendar day after the closing, or the 90th calendar day if the registration statement is subject to a full SEC review, and (ii) the second business day after the Company is notified by the SEC that the registration statement will not be reviewed or will not be subject to further review. Subject to allowable grace periods, the Company is required to maintain effectiveness until the earlier of the sale of all covered registrable securities or the date all such securities may be sold under Rule 144 without restriction and without the need for current public information.

The Registration Rights Agreement provides for cash registration delay payments upon specified filing, effectiveness, maintenance or current public information failures. Subject to the conditions and exceptions therein, these payments equal 1.5% of the applicable investor’s original purchase price on the date of the failure and on each 30-day anniversary thereafter until the failure is cured or the applicable obligation otherwise ends, prorated for shorter periods. Overdue registration delay payments bear interest at 1.5% per month. The Company also agreed to bear specified registration expenses and provide customary indemnification.

Placement Agency Agreement

On October 2, 2026, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with FT Global Capital, Inc. (“FT Global” or the “Placement Agent”), pursuant to which FT Global acted as the Company’s exclusive North America placement agent on a reasonable best efforts basis in connection with the Offering. The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the aggregate gross proceeds received from the sale of the securities. The Company also agreed to reimburse FT Global for travel and due diligence expenses up to $30,000 and its counsel’s actual legal fees up to $50,000. Subject to the terms of the Placement Agency Agreement, FT Global also has certain rights to fees on financings involving identified North America investors during a 12-month tail period and a three-month right of first refusal for certain future financings, excluding offerings conducted in Asia.

The foregoing summaries of the Pre-Funded Warrants, PIPE Warrants, Placement Agency Agreement, Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the applicable documents filed as Exhibits 4.1, 4.2, 10.1, 10.2 and 10.3, respectively, to this Report and incorporated by reference herein.

The legal opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the Class A Ordinary Shares offered in the Registered Offering, and the legal opinion of Ortoli Rosenstadt LLP regarding the validity of the Pre-Funded Warrants, are filed as Exhibits 5.1 and 5.2, respectively, to this Report. The consent of Maples and Calder (Hong Kong) LLP is included in Exhibit 5.1.

On October 2 and October 5, 2026, respectively, the Company issued press releases announcing the pricing and closing of the Offering, copies of which are furnished as Exhibit 99.1 and Exhibit 99.2 hereto.

This Report, including the exhibits hereto, is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-295313) and the related prospectus supplement, to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

This Report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws, including statements regarding the intended use of proceeds and the registration of the resale of warrant shares. All statements other than statements of historical fact are forward-looking statements. These statements are based on the Company’s current beliefs, expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the risks described in the Company’s annual report on Form 20-F for the year ended October 31, 2025, filed with the SEC on March 2, 2026, and its other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, except as required by law.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
4.2	Form of Unregistered Ordinary Share Purchase Warrant
5.1	Opinion of Maples and Calder (Hong Kong) LLP, regarding the validity of the Class A Ordinary Shares being registered
5.2	Opinion of Ortoli Rosenstadt LLP, regarding the validity of the Pre-Funded Warrants being registered
10.1	Form of Placement Agency Agreement, between the Company and FT Global Capital, Inc.
10.2	Form of Securities Purchase Agreement
10.3	Form of Registration Rights Agreement
99.1	Press Release on Pricing of the Company’s Registered Direct Offering, dated October 2, 2026
99.2	Press Release on Closing of the Company’s Registered Direct Offering, dated October 5, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DECENT HOLDING INC.

Date: October 6, 2026	By:	/s/ Haicheng Xu
	Name:	Haicheng Xu
	Title:	Chief Executive Officer

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